SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 4
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

         MERIDIAN HEALTHCARE GROWTH AND INCOME FUND LIMITED PARTNERSHIP
                            (Name of Subject Company)

     MPF DEWAAY PREMIER FUND, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC; ACCELERATED HIGH YIELD
       INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.; MP FALCON FUND, LLC; MP FALCON GROWTH FUND 2, LLC;
  MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 2, LLC; MACKENZIE PATTERSON SPECIAL
   FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON
      SPECIAL FUND 6-A, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC;
        STEVEN GOLD; MPF-NY 2005, LLC; MACKENZIE PATTERSON FULLER, INC.;
                               and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                        Amount of
         Valuation*                                         Filing Fee

         $6,160,000                                         $725.03

* For purposes of calculating the filing fee only. Assumes the purchase of 308,000 Units at a purchase price equal to $20.00 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $725.03
         Form or Registration Number: SC TO-T
         Filing Party:  MacKenzie Patterson Fuller, Inc.
         Date Filed:  April 1, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

The Schedule TO filed as of March 7, 2005, amended April 1, 2005, April 21, 2005, and May 20, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DEWAAY PREMIER FUND, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.; MP FALCON FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; STEVEN GOLD; MPF-NY 2005, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 308,000 Units of limited partnership interest (the "Units") in Meridian Healthcare Growth and Income Fund Limited Partnership, a Delaware limited partnership (the "Partnership"), the subject company, at a purchase price equal to $20.00 per Unit, less the amount of any distributions declared or made with respect to the Units between May 20, 2005 and June 16, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2005, as amended, (the "Offer to Purchase") and the related Letter of Transmittal. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 90,431 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 124,629 Units, or approximately 8.1% of the total outstanding Units. These Units were allocated among the Purchasers as follows:

MPF-NY 2005, LLC 18,000 MPF DeWaay Premier Fund, LLC 12,000 MP Value Fund 7, LLC 4,500 Mackenzie Patterson Special Fund 7, LLC 12,000 Mackenzie Patterson Special Fund 6, LLC 9,500 Mackenzie Patterson Special Fund 6-A, LLC 7,000 Mackenzie Patterson Special Fund 5, LLC 9,500 MPF Acquisition Co. 3, LLC 3,750
Accelerated High Yield Institutional Investors, Ltd., L.P.    4,500
Moraga Gold, LLC  9,681

Item 12. Exhibits.
         --------

         (a)(1) Revised Offer to Purchase dated March 29, 2005*

         (a)(2) Amended Letter of Transmittal*

         (a)(3) Form of Letter to Unit holders dated March 7, 2005*

         (a)(4) Form of Letter to Unit holders dated April 1, 2005*

         (a)(5) Form of Press Release April 1, 2005*

         (a)(6) Form of Letter to Unit holders dated April 21, 2005*

         (a)(7) Form of Press Release April 21, 2005*

         (a)(8) Form of Letter to Unit holders dated May 20, 2005*

         (a)(9) Form of Press Release May 20, 2005*

         (b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on March 7, 2005, amended April 1, 2005, April 21, 2005, and May 20, 2005.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 22, 2005

MPF DEWAAY PREMIER FUND, LLC
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.
ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.
MP FALCON FUND, LLC
MP FALCON GROWTH FUND 2, LLC
MPF INCOME FUND 22, LLC
MPF DEWAAY FUND 2, LLC
MACKENZIE PATTERSON SPECIAL FUND 5, LLC
MACKENZIE PATTERSON SPECIAL FUND 6, LLC
MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC
MPF ACQUISITION CO. 3, LLC
MORAGA GOLD, LLC
MPF-NY 2005, LLC
By MacKenzie Patterson Fuller, Inc., General Partner or Manager of the above Filing Persons

By:      /s/ Christine Simpson
         -------------------------------
         Christine Simpson, Vice President

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Christine Simpson
         -------------------------------
         Christine Simpson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson
-------------------------------

STEVEN GOLD

/s/ Steven Gold
-------------------------------















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